                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K
                                  ANNUAL REPORT


        Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                   For the Fiscal Year ended December 31, 1999


                          LINCOLN NATIONAL CORPORATION
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN
                              (Full Title of Plan)

                           [Current Reg. No. 33-52667]

                          LINCOLN NATIONAL CORPORATION
                               Centre Square West
                         1500 Market Street, Suite 3900
                             Philadelphia, PA 19107
                 (Name of Issuer and Principal Executive Office)

                                    FORM 11-K
                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan


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                                TABLE OF CONTENTS

Facing Sheet

Financial Statements

Exhibit 23--Consent of Ernst & Young LLP, Independent Auditors

Signature


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                              Financial Statements

                          LINCOLN NATIONAL CORPORATION
                   EMPLOYEES' SAVINGS AND PROFIT-SHARING PLAN

                     Years ended December 31, 1999 and 1998
                       with Report of Independent Auditors



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                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                              Financial Statements

                     Years ended December 31, 1999 and 1998





                                    CONTENTS

Report of Independent Auditors ...................................    1

Audited Financial Statements

Statements of Net Assets Available for Plan Benefits .............    2
Statements of Changes in Net Assets Available for Plan Benefits...    3
Notes to Financial Statements ....................................    4
Signature ........................................................    9
Consent of Ernst & Young LLP, Independent Auditors ...............   10


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                         REPORT OF INDEPENDENT AUDITORS

Lincoln National Corporation Benefits Investment Committee
Lincoln National Corporation

We have audited the accompanying statements of net assets available for plan benefits of the Lincoln National Corporation Employees' Savings and Profit-Sharing Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.




Ernst & Young LLP
Philadelphia, Pennsylvania
June 14, 2000


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                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

              Statements of Net Assets Available for Plan Benefits


                                                                     DECEMBER 31
                                                                 1999             1998
                                                                 ----             ----
ASSETS

Investments .........................................   $ 404,656,085    $ 361,337,784

Cash and invested cash (deficit) ....................        (500,653)         295,913

Accrued interest receivable .........................          28,560           23,207

Contributions receivable from participating employers       7,787,671        9,354,515
                                                        -------------    -------------

        Net assets available for plan benefits ......   $ 411,971,663    $ 371,011,419
                                                        =============    =============


See accompanying notes.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

         Statements of Changes in Net Assets Available for Plan Benefits


                                                                         YEAR ENDED DECEMBER 31
                                                                           1999           1998
                                                                           ----           ----
ADDITIONS:

  Net realized and unrealized appreciation
    in fair value of investments ..............................   $  32,754,997    $  28,552,368

  Investment income:
    Cash dividends -- Lincoln National Corporation ............       4,363,540        4,157,618

    Interest:
      The Lincoln National Life Insurance Company .............       2,164,269        2,030,745

      Other ...................................................       1,436,071          807,979
                                                                  -------------    -------------

        Total investment income ...............................       7,963,880        6,996,342

 Contributions:
    Participants ..............................................      19,673,240       17,800,355

    Participating employers (net of
     forfeitures: 1999--$43,871; 1998--$52,036) ...............      10,635,203       11,528,864
                                                                  -------------    -------------

        Total contributions ...................................      30,308,443       29,329,219
                                                                  -------------    -------------

 Total additions ..............................................      71,027,320       64,877,929

DEDUCTIONS:

  Distributions to participants ...............................     (29,831,400)     (15,505,698)

  Administrative expenses .....................................        (235,676)        (211,983)
                                                                  -------------    -------------

  Total deductions ............................................     (30,067,076)     (15,717,681)
                                                                  -------------    -------------

Net increase in net assets available for plan benefits ........      40,960,244       49,160,248

Net assets available for plan benefits at beginning of the year     371,011,419      321,851,171
                                                                  -------------    -------------

Net assets available for plan benefits at end of the year .....   $ 411,971,663    $ 371,011,419
                                                                  =============    =============


See accompanying notes.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                          Notes to Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENTS

The investment in Lincoln National Corporation ("LNC") common stock is valued at the last reported sales price per the national securities exchange on the last business day of the year.

The Wells Fargo Bank Short-Term Investment Fund is valued at cost which approximates fair value.

The fair value of participation units in pooled separate accounts is based on quoted redemption value on the last business day of the year.

The investment contracts are valued at contract value as estimated by The Lincoln National Life Insurance Company ("Lincoln Life"). Contract value represents net contributions made plus interest at the contract rate. These contracts are fully benefit responsive.

Participant loans are valued at their outstanding balances which approximate fair value.

The cost of investments sold, distributed or forfeited is determined using the specific identification method. Investment purchases and sales are accounted for on a trade date basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the 1998 financial statements have been reclassified to conform with the 1999 presentation. These reclassifications had no effect on net assets available for plan benefits or changes in net assets available for plan benefits.


2. DESCRIPTION OF THE PLAN

The Employees' Savings and Profit Sharing Plan ("Plan") is a contributory, defined contribution plan which covers substantially all employees of LNC and certain of its subsidiaries ("Employer") who meet certain eligibility requirements as defined by the Plan. A participant may make pretax contributions at a rate of at least 1%, but not more than 15% of compensation (not more than 8% for higher compensated employees), up to a maximum annual amount as determined and adjusted annually by the Internal Revenue Service ("IRS").

On October 1, 1998, LNC acquired the domestic individual life insurance business of Aetna, Inc. In connection with this transaction, individuals who became employees of the Employer were eligible to participate in the Plan effective January 1, 1999.

The participants are fully vested in their contributions and direct the Plan to invest their contributions in any combination of the investment options offered under the Plan. Participants can direct employer contributions, but only after the contributions have been in the Plan for two full years following the date the last contribution for the plan year was contributed.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)




     2. DESCRIPTION OF THE PLAN (CONTINUED)

     Employer contributions to the Plan are based on an amount equal to a participant's contributions, not to exceed 6% of eligible earnings, multiplied by a percentage, ranging from 25% to 150%, which varies according to LNC's return on equity in relation to pre-identified peer companies. In early 1998, the Board of Directors of LNC adopted an amendment approving certain changes to the contribution formula that became effective April 1998. Under the new formula, Employer contributions to the Plan are based on LNC's increase in operating income. The Employer match on eligible participants' contributions during their first year of employment is limited to a maximum of 25%.

     Employer contributions are invested in the LNC Common Stock Fund. Participants' contributions are fully vested. Employer contributions vest based upon years of service as defined in the Plan document as follows:

                Years of Service                               Percent Vested
                ----------------                               --------------

                     1                                                0%
                     2                                               50%
                     3 or more                                      100%

The Employer has the right in accordance with the Plan to discontinue contributions at any time and terminate participation in the Plan. In the event of termination of the Plan, all amounts allocated to participants' accounts shall become vested.

The Plan allows loans to participants in amounts up to 50% of the vested account value to a maximum of $50,000 but not more than the total value of the participant's account excluding Employer contributions that have not been in the Plan for two full years, less the highest outstanding loan balance in the previous twelve-month period. A participant may have a maximum of two loans outstanding at any one-time. Interest charged on new loans to participants is established monthly based upon the prime rate plus 1%. Loans may be repaid over any period selected by the participant up to a maximum repayment period of five years except that the maximum repayment period may be 20 years for the purchase of a principal residence.

Upon termination of service due to disability, retirement or death, a participant or beneficiary, in case of the participant's death, may elect to receive either a lump-sum amount equal to the entire value of the participant's account, or up to five annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Each participant's account is credited with the participant's contributions, matching contributions from the Employer and allocations of Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Forfeited non-vested amounts are used to reduce future Employer contributions.


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                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


3. INVESTMENTS

Individual investments greater than 5% of net assets available for plan benefits at December 31, 1999 and 1998 are as follows:


                                                     DECEMBER 31, 1999                    DECEMBER 31, 1998
                                              -------------------------------      -------------------------------
                                                  NUMBER OF                          NUMBER OF
                                                SHARES, UNITS          MARKET       SHARES, UNITS          MARKET
                                                OR PAR VALUE            VALUE       OR PAR VALUE            VALUE
                                                ------------            -----       ------------            -----
Common stock -- Lincoln
 National Corporation.......................         4,066,259    $162,650,360*         4,075,860     $166,728,148*
Pooled separate accounts -- Lincoln Life:
 Core Equity Fund...........................     2,588,567.288      40,546,950      2,532,054.939       33,032,052
 Medium Capitalization Equity Fund..........     2,133,425.023      38,203,460      2,197,547.709       27,165,219
 Large Capitalization Equity Fund...........     2,809,872.823      36,516,733      2,607,565.754       26,296,054
Investment contracts -- Lincoln Life........       $40,006,271      40,006,271        $37,418,835       37,418,835

* Nonparticipant-directed.

The investment contracts earned an average interest rate of approximately 6.22% and 6.45% in 1999 and 1998, respectively. The credited interest rates for new contributions, which approximate the current market rate, were 6.50% and 5.50% at December 31, 1999 and 1998, respectively. The rate on new contributions is guaranteed through the succeeding three calendar year quarters. The credited interest rates for the remaining contract value balance at December 31, 1999 and 1998 were 6.25% and 6.40%, respectively, and were determined based upon the performance of Lincoln Life's general account. The credited interest rates change at least quarterly. The minimum guaranteed rate is 4.5% for the first five contract years, 4.00% for years 6-10 and 3.50% following year 10. The guarantee is based on Lincoln Life's ability to meet its financial obligations out of its general assets. Restrictions may apply to the aggregate movement of funds to other investment options. The fair value of the investment contracts approximates contract value. Participants are allocated interest on the investment contracts based on the average rate earned on all Plan investments in the investment contracts.

During 1999 and 1998 the Plan's investments (including investments bought, sold as well as held during the year) appreciated (depreciated) in fair value as follows:
                                                       1999             1998
                                                   ------------    ------------
Fair value as determined by quoted market price:

Common stock ...................................   $ (2,710,256)   $  7,144,207
Pooled separate accounts .......................     35,465,253      21,408,161
                                                   ------------    ------------
        Total ..................................   $ 32,754,997    $ 28,552,368
                                                   ============    ============

The number of shares of LNC common stock at December 31, 1998 have been restated to reflect the two-for-one stock split which was effective June 1999.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


4.  NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                                DECEMBER 31
                                                           1999              1998
                                                      -------------    -------------
ASSETS
Common stock--Lincoln National Corporation ........   $ 162,650,360    $ 166,728,148
Wells Fargo Bank Short-Term Investment Fund .......       4,813,397        4,900,071
                                                      -------------    -------------
        Total .....................................   $ 167,463,757    $ 171,628,219
                                                      =============    =============

                                                           YEAR ENDED DECEMBER 31
                                                           1999              1998
                                                      -------------    -------------
CHANGE IN NET ASSETS
  Net realized and unrealized
      appreciation (depreciation)
      in fair value of investments ................   $  (2,710,256)   $   7,144,207
  Investment income:
      Cash dividends ..............................       4,363,540        4,157,618
      Interest ....................................         285,574          313,784
                                                      -------------    -------------
            Total investment income ...............       4,649,114        4,471,402
  Contributions:
      Participants ................................       3,532,342        3,313,968
      Participating employers (net of forfeitures)       10,635,203       11,528,864
                                                      -------------    -------------
          Total contributions .....................      14,167,545       14,842,832
  Distributions to participants ...................     (11,026,299)      (6,162,320)
  Administrative expenses .........................        (131,246)        (123,228)
  Net transfers to participant-directed investments     (10,998,837)      (9,457,725)
                                                      -------------    -------------
              Total ...............................   $  (6,049,979)   $  10,715,168
                                                      =============    =============


5. INCOME TAX STATUS

The IRS ruled on June 20, 1997 that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.


6. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan has investments in common stock of LNC, and in pooled separate accounts and investment contracts with Lincoln Life of $162,650,360; $184,550,428 and $40,006,271, respectively, at December 31, 1999 (39.5%; 44.8% and 9.7% of net
assets, respectively). LNC and Lincoln Life operate predominately in the insurance and financial services industries.

LNC and Lincoln Life also provide certain administrative services at no charge to the Plan. Trustee fees and additional expenses incurred solely for the LNC Stock Fund are charged directly to the LNC Stock Fund. Audit fees are charged to earnings of all investment funds based upon the market value of the respective funds applicable to each investment option. These transactions are exempt.

                          Lincoln National Corporation
                   Employees' Savings and Profit-Sharing Plan

                    Notes to Financial Statements (continued)


7. CENTURY COMPLIANCE (UNAUDITED)

The Year 2000 issue was complex and affected many aspects of LNC's businesses. LNC was particularly concerned with Year 2000 issues that related to LNC's computer systems and interfaces with the computer systems of vendors, suppliers, customers and business partners. From 1996 through 1999 LNC and its operating subsidiaries redirected a large portion of internal Information Technology ("IT") efforts and contracted with outside consultants to update systems to address Year 2000 issues. Experts were engaged to assist in developing work plans and cost estimates and to complete remediation activities.

For the year ended December 31, 1999, LNC identified expenditures of $44.5 million ($28.9 million after-tax) to address this issue. This brings the expenditures for 1996 through 1999 to $91.6 million ($59.5 million after-tax). Because updating systems and procedures is an integral part of LNC's on-going operations, most of the expenditures shown above for 1999 are expected to continue after all Year 2000 issues have been resolved. All Year 2000 expenditures have been funded from operating cash flows.

The scope of the overall Year 2000 program included the following four major project areas: 1) addressing the readiness of business applications, operating systems and hardware on mainframe, personal computer and local area network platforms (IT); 2) addressing the readiness of non-IT embedded software and equipment (non-IT); 3) addressing the readiness of key business partners and 4) establishing Year 2000 contingency plans. LNC companies completed these projects prior to year-end.

LNC businesses have not identified any major problems in their business processing. Minor problems have been resolved quickly. LNC businesses have not experienced any significant interruption in service to clients or business partners or in reporting to regulators.

The record keeping for the Plan is currently handled by Wells Fargo. Record keeping consists of the day to day maintenance of the individual accounts within the Plan. As a result of Wells Fargo's Year 2000 program and efforts, there were no significant disruptions in service to the Plan.

                                    SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                      By:  /S/ GEORGE E. DAVIS
                                                George E. Davis, Administrator

                                                           Date: June 26, 2000